Exhibit 99.1

Third Quarter 2008 Report to Shareholders

For the Nine Months Ended May 31, 2008

(Unaudited)

Corus Entertainment Inc.
Second Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	4
Overview of Consolidated Results	5
Revenues	5
Direct cost of sales, general and administrative expenses	6
Depreciation	6
Amortization	6
Interest expense	6
Disputed regulatory fees	6
Other expense, net	6
Income taxes	7
Net income	7
Other comprehensive loss, net of tax	7
Radio	8
Television	9
Content	10
Corporate	11
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Financial Position	12
Liquidity and Capital Resources	13
Cash flows	13
Liquidity	13
Net debt to segment profit	13
Off-balance sheet arrangements and derivative financial instruments	14
Contractual commitments	14
Outstanding Share Data	14
Changes in Internal Control Over Financial Reporting	14
Key Performance Indicators	15
Free cash flow	15
Net debt	15
Net debt to segment profit	15
Impact of New Accounting Policies	15
Recent Accounting Pronouncements	16
Consolidated Financial Statements and Notes	17

Corus	2

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended		Nine months ended
	May 31,		May 31,
	2008	2007	2008	2007
Revenues	207,819	197,612	601,382	581,539
Segment profit
Radio	24,688	25,057	60,445	60,139
Television	49,611	46,102	156,060	148,395
Content	3,698	52	4,614	3,188
Corporate	(6,320)	(6,432)	(16,759)	(17,472)
Eliminations	95	32	535	290
	71,772	64,811	204,895	194,540

Net income	37,674	29,587	112,429	85,799
Earnings per share
Basic	$0.45	$0.35	$1.35	$1.02
Diluted	$0.45	$0.34	$1.32	$0.99
Weighted average number of shares outstanding (in thousands)
Basic	83,054	84,737	83,387	84,481
Diluted	84,567	86,743	85,324	86,582

Significant Events in the Quarter

•
On March 6, 2008, the Company announced that its network of news-talk stations would help to make the Internet a safer place for children and youth and curb the rise in cyber bullying with an anti-cyber bullying campaign during March and April. CKNW AM 980 (Vancouver), 630 CHED (Edmonton), AM770 CHQR (Calgary), CJOB 68 (Winnipeg), AM980 (London), AM900 CHML (Hamilton), AM640 TORONTO RADIO and 940Montreal each hosted their own on-air town hall forums and discussions with local police, school administrators, parents and child welfare groups on the growing trend of cyber bullying and the negative aspects of online and mobile social networking.

•
On March 7, 2008, the Company announced it had reached an agreement to purchase the analog specialty television service CLT (Canadian Learning Television) from CTVglobemedia. The transaction is subject to approval by the Canadian Radio-television and Telecommunications Commission (CRTC). The acquisition price for CLT is approximately $73 million Cdn (subject to the customary closing adjustments).

•
On March 14, 2008, KidsCo, the joint venture channel owned by the Company, NBC Universal and DIC Entertainment announced that it would go on air in the Philippines and Singapore on 20th March 2008, and in South Korea on April 11, 2008.

•
On March 20, 2008, Corus Radio launched a new concept to Canadian radio: an Internet-driven, 24-hour all-news radio format providing comprehensive and live news around the clock. Based in Edmonton, it will keep listeners informed with continuous 30-minute information packages featuring news, weather, traffic, business news, sports and hyper-local news from citizen journalists.

•	On March 31, April 30 and May 30, 2008, the Company paid monthly dividends of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.
•
On March 31, 2008 the Company announced that Nelvana Enterprises had reached an international broadcast agreement with Cartoon Network for its hit brand Bakugan. Already broadcast by Cartoon Network in the U.S. the international agreement includes the U.K., Europe (excluding Spain), Africa, the Middle East, Australia, New Zealand, India, Pakistan, Bangladesh, Sri Lanka, Maldives, Nepal and Bhutan.

Corus	3

•
On April 10, 2008, KidsCo, the joint venture channel owned by the Company, NBC Universal and DIC Entertainment (DIC) announced it had secured a broadcast agreement with leading African platform operator, Gateway Broadcast Services (GTV). The channel made its debut in sub-Saharan African territories including Kenya, Uganda, Tanzania, Rwanda, Zambia, Ghana, Ethiopia, Botswana, Namibia, Gambia, Sierra Leone, Malawi and Zimbabwe on April 2.

•
On April 23, 2008, the Company announced that a lineup of seven hit Nickelodeon series, seen exclusively in Canada on YTV and Treehouse, are available on iTunes. This is one of the first initiatives stemming from a digital partnership with MTV Networks International (MTVNI) that the Company announced earlier this year.

•
On April 28, 2008, the Federal Court of Appeal reversed the Trial Court decision on the Canadian Association of Broadcasters’ (CAB) Part II License Fee challenge, and found that the fees are a valid regulatory charge.  The CAB filed an application for leave to appeal to the Supreme Court of Canada on June 27, 2008.

•
On May 8, 2008, KidsCo, the joint venture channel owned by the Company, NBC Universal and DIC Entertainment (DIC) announced it has launched in Spain via local operator Teuve. The new children’s and family channel will also see a VOD service following later this year. On May 13, KidsCo also announced that it launched in Hong Kong following the securing of a broadcast agreement with Hong Kong’s PCCW Now TV.

•
On May 21, 2008, the Company announced plans to develop its highly successful book series Scaredy Squirrel into a multi-media entertainment property. The scope of this multiplatform venture, which is a collaboration between the Company’s Kids Can Press, Nelvana Studio and Nelvana Enterprises divisions, includes plans to publish additional titles in the series, produce a television series, develop animated shorts for on-air, online and on-mobile distribution and launch an international merchandise and licensing program for the series.

Significant Events Subsequent to the Quarter

•	On June 6, 2008, the Company announced the reformat of its 940 Montreal radio station from a news-talk format to a greatest hits format.
•	On June 12, 2008, the CRTC approved the Company’s application to increase the power and move the transmitter site of its Gatineau CJRC radio station.
•
On June 17, 2008, the Company announced a partnership with StreamTheWorld to bring its 53 radio stations’ websites superior audio quality and online streaming through MPEG-4 Advanced Audio Coding (AAC). Already featured on Toronto’s edge.ca, Winnipeg’s groovefm.ca and Montreal’s ckoi.com and 940hits.com, all Corus Radio properties will soon use AAC to stream audio - the first Canadian radio broadcaster to feature this new streaming technology.

•	On June 26, 2008, the CRTC gave conditional approval to the Company to sell its Quebec City CHRC-AM radio station to Groupe Cadrin.
•	On June 30, 2008, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B shares respectively.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and nine months ended May 31, 2008 is prepared at June 30, 2008.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2007 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Corus	4

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”).  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

Net income for the third quarter was $37.7 million on revenues of $207.8 million, as compared to net income of $29.6 million on revenues of $197.6 million in the prior year.  For the quarter, Television delivered segment profit growth of 8%, while Content delivered a strong quarter and Radio declined slightly.  Please refer to the discussion of segmented results for further analysis.

Financial Results

Revenues

Revenues for the third quarter were $207.8 million, an increase of 5% over $197.6 million last year.  Radio and Television revenues increased by 3% and 5%, respectively, while Content increased by 12% in the quarter.  For the nine-month period, revenues of $601.4 million represented a 3% increase over $581.5 million last year.  Radio and Television revenues have both increased by 4%, while Content revenues have decreased by 10%.  Please refer to the discussion of segmented results for additional analysis of revenues.

Corus	5

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the third quarter were $136.0 million, up 2% from $132.8 million in the prior year.  For the nine-month period, expenses were $396.5 million, also an increase of 2% over the prior year.  Expense increases in Television were the result of higher program rights and film amortization, expenses increased at Radio as the result of having three additional stations relative to last year.  Expenses at Content decreased as the result of lower revenues, and decreased at Corporate as a result of the impact of a lower share price on stock-based compensation.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first three quarters was $16.3 million, an increase of $0.5 million from last year.  This increase reflects the timing of capital expenditures and a charge for redundant Corporate assets in the first quarter.

Amortization

The Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008.  Under these standards, financing fees are included in the carrying amount of the associated debt and amortized over its expected life using the effective interest rate method.  The amortization calculated under this method is now included in interest expense.

Interest expense

Interest expense for the third quarter was $10.3 million, up from $9.1 million last year, while for the nine-month period interest expense of $31.4 million represented a $4.4 million increase over the prior year.  Interest on long-term debt is essentially unchanged from the prior year.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for the first nine months of fiscal 2008 was 5.4%.  Other interest, which includes imputed non-cash interest on the discounting of financial instruments, increased by $4.4 million from the prior year.  This is largely the result of implementing the new financial instruments guidance in fiscal 2008.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The broadcasting industry is pursuing avenues of appeal, however until such time as an appeal is heard, the regulation is in force.  The accrual recorded in the third quarter of fiscal 2008 includes a balance of $4.9 million related to fiscal 2007 and $4.8 million related to the first three quarters of fiscal 2008.  The balance of $3.8 million recorded at May 31, 2007 was reversed in the fourth quarter of fiscal 2007.

Other expense, net

Other expense for the third quarter was insignificant in both the current and prior year. For the year to date, other expense of $4.0 million represents a decrease of $3.2 million from the prior year.  The current year-to-date includes restructuring charges of $2.8 million, incurred primarily in the Television segment, while the prior year includes $7.4 million in restructuring charges, incurred in the Television, Radio and Content segments.  Interest income declined as a result of lower cash and cash equivalents balances.

Corus	6

Income taxes

The effective tax rate for the first three quarters of fiscal 2008 was 18.9%, compared to the Company’s 33.9% statutory rate.

On December 14, 2007, the reduction to future federal corporate income tax rates announced in Bill C-28 on October 31, 2007 became substantively enacted.  As a result, the Company was required to re-measure its income tax assets and liabilities using the reduced rates.  As a result of this change, as well as other items, the Company recorded income tax recoveries of $13.2 million in the second quarter and $10.0 in the third quarter of fiscal 2008.

Net income and earnings per share

Net income for the third quarter was $37.7 million, as compared to $29.6 million last year.  Earnings per share for the third quarter were $0.45 basic and diluted, compared with $0.35 basic and $0.34 diluted last year.  For the year-to-date, net income in fiscal 2008 was $112.4 million or $1.35 basic and $1.32 diluted earnings per share, compared to net income of $85.8 million, or $1.02 basic and $0.99 diluted earnings per share, last year.  The weighted average number of shares outstanding decreased in fiscal 2008 as a result of shares acquired and cancelled by Corus under its Normal Course Issuer Bid.

Other comprehensive loss, net of tax

Other comprehensive loss for the quarter was $0.5 million, compared to $1.4 million in the prior year.  For the nine-month period, the loss in the current year was $13.4 million compared to $0.4 million in the prior year.  This loss is the result primarily of the change in the unrealized fair value of the Company’s interest rate swap.  As the Company adopted the new accounting standards for financial instruments in the first quarter of fiscal 2008, there is no comparative figure for this change in unrealized fair value.

Corus	7

Radio

The Radio division comprises 53 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	76,964	74,765	217,967	209,192
Direct cost of sales, general and administrativeexpenses	52,276	49,708	157,522	149,053
Segment profit	24,688	25,057	60,445	60,139

Revenues for the third quarter were $77.0 million, representing a 3% increase over the prior year.  Local airtime revenues were flat to the prior year and national airtime revenues increased by 7% compared to the prior year.  For the nine-month period, revenues of $218.0 million represented a 4% increase over the prior year.  Local airtime revenues increased by 2% and national airtime revenues increased by 8% compared to the prior year.  Other ancillary revenues also increased from the prior year.  Strong revenue growth for the quarter and year-to-date was achieved in the West, with low single-digit growth in Ontario and Quebec.  Corus’ expectation is that it will exceed market growth in the markets in which it broadcasts.  This occurred in several important markets, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the nine months ended May 31, 2008.  Overall, Corus grew by 2%, compared to total market growth of 4%, however this result is skewed somewhat by several new competitors in Calgary, where Corus grew by 7% compared to market growth of 13%, and a shrinking market in French-language Montreal.  Corus is taking steps to address underperformance in the Toronto market.

Direct cost of sales, general and administrative expenses for the third quarter were $52.3 million, up 5% from the prior year.  For the nine-month period, expenses of $157.5 million represented a 6% increase over the prior year.  Expenses increased for employee-related costs and production and programming costs, due in part to having three additional stations relative to last year.

Segment profit for the third quarter was $24.7 million compared to $25.1 million last year.  For the nine-month period, segment profit was $60.4 million compared to $60.1 million in the prior year.  This segment profit increase represents a slight margin decline for the Radio segment.

In the third quarter of fiscal 2008, Radio recorded an accrual of $5.4 million related to disputed regulatory fees.  These costs are excluded from segment profit.

Subsequent to the end of the third quarter, the Company announced organizational changes in its Montreal Radio operations.  These changes have resulted in severance expenses of approximately $2.0 million recorded to date in the fourth quarter of fiscal 2008.  The Company continues to assess challenges presented by the Quebec market, and may undertake further initiatives to align the cost structure of this division with its strategic objectives.

Corus	8

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels: SCREAM, Cosmopolitan Television and Discovery Kids Canada; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

Financial Highlights

	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	114,644	109,242	345,337	332,051
Direct cost of sales, general and administrativeexpenses	65,033	63,140	189,277	183,656
Segment profit	49,611	46,102	156,060	148,395

Revenues for the third quarter were $114.6 million, up 5% from the corresponding period last year, while for the nine-month period revenues grew by 4% to $345.3 million.  Advertising revenue grew by 2% in both the quarter and nine-month period, while subscriber revenue grew by 2% in both the quarter and nine-month period over the prior year.  Other ancillary revenues, primarily derived through service work in the studio, were also up in the quarter and year-to-date.  Specialty advertising growth was 2% for the quarter and 3% for the year-to-date led by strong double-digit growth at W Network. Declines in advertising revenues were experienced in YTV and TELETOON.  The decline came mainly from two categories, toys and entertainment, due to the timing of Easter this year and there being fewer movie title releases in the quarter.  Movie Central finished the quarter with 890,000 subscribers, up slightly from the same period last year.

Direct cost of sales, general and administrative expenses were $65.0 million for the third quarter and $189.3 million for the nine-month period, representing increases of 3% from the prior year.  The increase was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 8% for both the quarter and year-to-date period.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license as well as with the volume of service work in the studio.  These increased costs were offset by effective cost containment across all categories of general and administrative expenses, which decreased by 4% in both the quarter and nine-month period relative to the same periods last year.

Segment profit for the third quarter was $49.6 million, up 8% from the prior year, while segment profit of $156.1 million for the nine-month period represented a 5% increase over the prior year.

In the third quarter of fiscal 2008, Television recorded an accrual of $4.3 million related to disputed regulatory fees.  Television also incurred $2.6 million in restructuring expenses in the first quarter, related to the Toronto operations.  These costs are excluded from segment profit.

Corus	9

Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

Financial Highlights

	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Revenues	16,338	14,606	39,113	43,672
Direct cost of sales, general and administrativeexpenses	12,640	14,554	34,499	40,484
Segment profit	3,698	52	4,614	3,188

Revenues for the first three quarters were $39.1 million, representing a 10% decrease compared to the prior year.  Included in Content’s revenues for the year-to-date are inter-company revenues of $1.0 million.  These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the first three quarters were $34.5 million, down 15% from the prior year.  This decrease is the result of lower revenues in the period.

Segment profit for the first three quarters was $4.6 million, compared to $3.2 million in the same period last year.  In the third quarter of fiscal 2008, the division benefited from revenues on certain high-margin library titles and a significant music rights transaction.  The quarterly fluctuation of revenues and segment profit is consistent with past experience in the Content business.  The results of any one period are not necessarily indicative of results for future periods; however the Content division continues to perform in line with the Company’s current expectations of modest segment profit.

Corus	10

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Stock-based compensation	2,420	2,842	7,174	6,967
Other general and administrative costs	3,900	3,590	9,585	10,505
General and administrative expenses	6,320	6,432	16,759	17,472

General and administrative expenses decreased to $16.8 million in the first three quarters from $17.5 million in the same period last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is not significantly different from the prior year.

Other general and administrative costs are down from the prior year primarily as a result of foreign exchange gains and lower costs related to short-term incentive based compensation.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended May 31, 2008.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2007, except as noted in note 2 to the unaudited consolidated financial statements.

(thousands of Canadian dollars
except per share amounts)

				Earnings per share
	Revenues	Segment profit	Net income	Basic	Diluted
2008
3rd quarter	207,819	71,772	37,674	$0.45	$0.45
2nd quarter	178,738	49,733	35,368	0.42	0.41
1st quarter	214,825	83,390	39,387	0.47	0.46
2007
4th quarter	187,204	46,381	21,219	$0.25	$0.25
3rd quarter	197,612	64,811	29,587	0.35	0.34
2nd quarter	174,729	48,349	19,543	0.23	0.22
1st quarter	209,198	81,380	36,669	0.44	0.43
2006
4th quarter	184,979	44,515	46,642	$0.56	$0.54

Corus	11

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2007, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income for the third quarter of fiscal 2008 was negatively impacted by a $9.7 million disputed regulatory fee accrual.
•	Net income for the third quarter of fiscal 2008 was positively impacted by approximately $10.0 million in income tax items.
•	Net income for the second quarter of fiscal 2008 was positively impacted by approximately $13.2 million in income tax rate changes and other income tax items.
•	Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2007, except as noted below.

In December 2006, the Federal Court of Canada ruled that the Part II license fees paid by CRTC licensees are an unlawful tax, and in October 2007 the CRTC confirmed that it would not collect fees that would otherwise have been payable related to fiscal 2007.  As a result of this, the Company concluded that it was not appropriate to accrue for these fees in its results for fiscal 2007, and the amounts accrued through the first three quarters of fiscal 2007 were reversed in the fourth quarter of that year.  In April 2008, the Federal Court of Appeal reversed this decision, effectively reinstating the regulation that requires payment of Part II license fees.  Although the broadcasting industry is seeking leave to appeal this decision to the Supreme Court of Canada, the Company determined that it is appropriate to accrue for these fees, and has recorded an expense of $9.7 million in the third quarter of fiscal 2008.  Of this amount, $4.9 million relates to fiscal 2007 and $4.8 million relates to the first three quarters of fiscal 2008.

Financial Position

Total assets at May 31, 2008 were $1.97 billion, compared to $1.94 billion at August 31, 2007.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2007.

Current assets increased by $13.9 million.  Cash and cash equivalents decreased by $4.8 million.  Please see the discussion of cash flows below.  Accounts receivable increased by $20.7 million from year end, and by $14.5 million from the end of the previous quarter.  The accounts receivable balance typically grows in the first and third quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivables.

Non-current assets increased by $20.4 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets increased by $2.4 million, due to investments made in Content’s international channel ventures and other equity investments.  Program and film rights (current and non-current) increased by $11.8 million, as additions of acquired rights of $117.7 million were offset by amortization of $107.9 million as well as a transition adjustment related to the implementation of new financial instruments standards.  In particular, investments in programming were made relating to the launch of the Cosmopolitan Television digital channel in the second quarter.  Film investments increased by $3.9 million as net film spending of $42.7 million was offset by film amortization and accruals for tax credits.  The studio is in a relatively stable state of production, and film spending is consistent with the prior year.

Corus	12

Current liabilities decreased by $0.8 million.  Accounts payable and accrued liabilities increased by $0.6 million and income taxes payable decreased by $1.5 million.  While the overall accounts payable and accrued liabilities balance did not change significantly, the May 31, 2008 balance includes an accrual of $9.7 million for disputed regulatory fees accrued in the third quarter.  Income taxes payable increased due to the timing of income tax installments.

Non-current liabilities increased by $4.1 million.  Long-term debt increased by $17.1 million, as the Company used its credit facility to finance its Normal Course Issuer Bid.  Other long-term liabilities decreased by $2.0 million primarily as a result of recognizing previously deferred revenue as revenue in the third quarter of fiscal 2008.  The fair value of $5.9 million of the interest rate swap was recognized as an increase to other long-term liabilities, while the payment of public benefits and certain stock-based compensation obligations becoming current in nature reduced the liability balance.  The long-term portion of program rights payable was impacted by a transition adjustment related to the implementation of the new financial instruments standards. Net future tax liability (including current future tax asset) decreased by $9.9 million primarily due a change in the long-term future tax rates and other items in the second and third quarters.

Share capital decreased by $16.6 million as a result of the repurchase and cancellation of shares with a book value of $27.6 million under the Company’s Normal Course Issuer Bid, offset by the exercise of employee stock options.  Contributed surplus increased by $5.5 million as a result of expensing stock-based compensation for the period.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position has decreased by $4.8 million in the first three quarters of fiscal 2008, compared to a decrease of $15.3 million in the prior year.  Free cash flow for fiscal 2008 to date is $58.6 million, compared to free cash flow, after adding back business combinations, of $46.9 million in the prior year.  This increase is derived largely from operating activities.

Cash provided by operating activities in fiscal 2008 to date is $76.4 million, compared to $64.7 million last year.  This increase is a result of higher operating and net income.  Payments for program and film rights were up slightly from the prior year, while working capital changes and net additions to film investments were down slightly from the prior year.  These fluctuations are considered to be within a normal range experienced by Corus on an ongoing basis.

Cash used in investing activities in fiscal 2008 to date is $17.8 million, compared to cash used of $64.5 million last year. The prior year includes $46.6 million in cash outflow related to the TELETOON acquisition.  Capital expenditures are $4.3 million lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash used in financing activities in fiscal 2008 to date is $63.4 million, compared to $15.5 million in the prior year.  In the current year, the Company drew on its credit facility in order to finance its Normal Course Issuer Bid.  The Company continued purchasing its own shares under an ongoing issuer bid that was renewed in the second quarter of fiscal 2008.  In the first three quarters of fiscal 2008, 2,601,800 shares were purchased and cancelled at an average price of $22.51 per share for cash consideration of $58.6 million.  The exercise of employee stock options resulted in $10.1 million in cash receipts, while $34.0 million in monthly dividends were paid.

Corus	13

Liquidity

As at May 31, 2008, the Company has available $165.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at May 31, 2008, the Company had a cash balance of $28.5 million and a total working capital balance of $116.6 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at May 31, 2008, net debt was $599.2 million, up from $577.4 million at August 31, 2007.  This increase in net debt is a result of the cash outflows incurred by the Company’s Normal Course Issuer Bid.  Net debt to segment profit at May 31, 2008 was 2.4 times, unchanged from August 31, 2007.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

The Company has entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at May 31, 2008 is $5.9 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

The Company has entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its Performance Share Unit plan.  The estimated fair value of this instrument at May 31, 2008 is $0.2 million.  This estimated fair value has been recorded as a liability in the consolidated balance sheets.

Contractual commitments

In fiscal 2008, the Company has added the following contractual obligations related to the purchase of an analog specialty service:

(thousands of Canadian dollars)	Total	Less than one year	One to three years	Four to five years	After five years

Business combinations	73,000	73,000	-	-	-

Outstanding Share Data

As at June 30, 2008, 3,445,858 Class A Voting Shares and 78,617,924 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the nine months ended May 31, 2008 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Corus	14

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2007, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2008	2007	2008	2007
Cash provided by (used in):
Operating activities	32,411	34,596	76,382	64,711
Investing activities	(6,533)	(7,083)	(17,800)	(64,489)
Free cash flow	25,878	27,513	58,582	222

Net debt
(thousands of Canadian dollars)	As at May 31, 2008	As at August 31, 2007
Long-term debt	627,751	610,697
Cash and cash equivalents	(28,518)	(33,347)
Net debt	599,233	577,350

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at May 31, 2008	As at August 31, 2007
Net debt [numerator]	599,233	577,350
Segment profit (1) [denominator]	251,276	240,921
Net debt to segment profit	2.4	2.4

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

In adopting these recommendations, the Company made adjustments to its opening balance sheet as at September 1, 2007.  The adoption of these standards did not have a significant impact on net income for the three and nine months ended May 31, 2008.

Corus	15

Recent Accounting Pronouncements

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs”. New Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The Section also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of startup, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

In February 2008, The Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (IFRS) will be required in Canada for publically accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has begun the process of evaluating the impact of the change to IFRS.

Corus	16

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at May 31,	As at August 31,
[in thousands of Canadian dollars]	2008	2007
ASSETS [note 5]
Current
Cash and cash equivalents	28,518	33,347
Accounts receivable	172,098	151,380
Income taxes recoverable	780	-
Prepaid expenses and other	9,213	10,921
Program and film rights	125,027	125,068
Future tax asset	12,475	13,518
Total current assets	348,111	334,234

Tax credits receivable	28,597	16,875
Investments and other assets	19,920	17,492
Property, plant and equipment, net	71,912	78,342
Program and film rights	102,551	90,687
Film investments [note 3]	70,463	66,593
Deferred charges	-	4,100
Broadcast licenses	533,876	532,812
Goodwill	795,817	795,832
	1,971,247	1,936,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 4]	166,718	166,083
Income taxes payable	-	1,474
Total current liabilities	166,718	167,557

Long-term debt [note 5]	627,751	610,697
Other long-term liabilities [note 6]	62,745	64,773
Future tax liability	91,889	102,851
Total liabilities	949,103	945,878

Non-controlling interest	19,112	15,196

SHAREHOLDERS’ EQUITY
Share capital [note 7]	865,686	882,244
Contributed surplus [note 7]	15,741	10,250
Retained earnings	140,159	95,568
Accumulated other comprehensive loss [note 16]	(18,554)	(12,169)
Total shareholders’ equity	1,003,032	975,893
	1,971,247	1,936,967

See accompanying notes

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer July 8, 2008	Heather A. Shaw Executive Chair

Corus	17

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME

[unaudited]	Three months ended		Nine months ended
[in thousands of Canadian dollars	May 31,		May 31,
except per share amounts]	2008	2007	2008	2007
Revenues	207,819	197,612	601,382	581,539
Direct cost of sales, general and administrative expenses	136,047	132,801	396,487	386,999
Depreciation	4,974	5,286	16,253	15,788
Amortization	-	300	-	1,255
Interest expense [note 8]	10,345	9,114	31,407	27,021
Disputed regulatory fees [note 18]	9,734	1,311	9,734	3,803
Other expense, net [notes 4 and 9]	63	674	3,988	7,237
Income before income taxes and non-controlling interest	46,656	48,126	143,513	139,436
Income tax expense [note 10]	7,533	17,184	27,124	49,590
Non-controlling interest	1,449	1,355	3,960	4,047
Net income for the period	37,674	29,587	112,429	85,799

Earnings per share [note 13]
Basic	$0.45	$0.35	$1.35	$1.02
Diluted	$0.45	$0.34	$1.32	$0.99

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
[unaudited]	May 31,		May 31,
[in thousands of Canadian dollars]	2008	2007	2008	2007
Net income for the period	37,674	29,587	112,429	85,799
Other comprehensive loss, net of tax
Unrealized foreign currency translationadjustment	213	(1,437)	(1,054)	(428)
Unrealized change in fair value of available-for-sale investments	(1,121)	-	(938)	-
Unrealized change in fair value of cash flowhedges	390	-	(11,400)	-
	(518)	(1,437)	(13,392)	(428)
Comprehensive income for the period	37,156	28,150	99,037	85,371

See accompanying notes

Corus	18

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Three months ended		Nine months ended
[unaudited]	May 31,		May 31,
[in thousands of Canadian dollars]	2008	2007	2008	2007
Share capital
Balance, beginning of period	874,911	887,821	882,244	870,563
Issuance of shares under Stock Option Plan	945	8,047	10,783	26,392
Shares repurchased	(10,170)	(9,729)	(27,571)	(11,050)
Repayment of executive stock purchase loans	-	-	230	234
Balance, end of period	865,686	886,139	865,686	886,139

Contributed surplus
Balance, beginning of period	13,515	8,450	10,250	6,878
Stock-based compensation	2,237	1,026	6,156	3,106
Exercise of stock options	(11)	(206)	(665)	(714)
Balance, end of period	15,741	9,270	15,741	9,270

Retained earnings
Balance, beginning of period	123,252	88,329	95,568	51,585
Cumulative impact of accounting changes [note 2]	-	-	(1,594)	-
Adjusted opening balance	123,252	88,329	93,974	51,585
Net income for the period	37,674	29,587	112,429	85,799
Dividends	(12,347)	(14,084)	(35,238)	(32,276)
Share repurchase excess [note 7]	(8,420)	(12,054)	(31,006)	(13,330)
Balance, end of period	140,159	91,778	140,159	91,778

Accumulated other comprehensive loss
Balance, beginning of period	(18,036)	(10,519)	(12,169)	(11,528)
Cumulative impact of accounting changes [note 2]	-	-	7,007	-
Adjusted opening balance	(18,036)	(10,519)	(5,162)	(11,528)
Other comprehensive loss, net of tax	(518)	(1,437)	(13,392)	(428)
Balance, end of period	(18,554)	(11,956)	(18,554)	(11,956)

See accompanying notes

Corus	19

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
[unaudited]	May 31,		May 31,
[in thousands of Canadian dollars]	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income for the period	37,674	29,587	112,429	85,799
Add (deduct) non-cash items:
Depreciation	4,974	5,286	16,253	15,788
Amortization of program and film rights	35,875	35,398	107,862	101,562
Amortization of film investments	8,885	7,389	21,496	26,357
Other amortization	-	300	-	1,255
Future income taxes	(1,966)	4,911	(7,029)	12,958
Non-controlling interest	1,449	1,355	3,960	4,047
Stock-based compensation	2,284	3,989	5,972	10,040
Other	2,134	614	6,408	1,184
Net change in non-cash working capital balances related to operations	(5,029)	(1,870)	(29,940)	(33,510)
Payment of program and film rights	(40,657)	(36,171)	(118,339)	(115,075)
Net additions to film investments	(13,212)	(16,192)	(42,690)	(45,694)
Cash provided by operating activities	32,411	34,596	76,382	64,711

INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,975)	(4,886)	(10,102)	(14,439)
Business combinations	-	-	(774)	(46,645)
Net change in other investments and assets	(2,600)	(498)	(4,021)	897
Decrease in public benefits associated with acquisitions	(958)	(1,699)	(2,903)	(4,302)
Cash used in investing activities	(6,533)	(7,083)	(17,800)	(64,489)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	636	(5,093)	21,043	19,838
Issuance of shares under Stock Option Plan	934	7,841	10,118	25,678
Shares repurchased	(18,590)	(21,783)	(58,577)	(24,380)
Dividends paid	(12,436)	(16,168)	(34,027)	(34,246)
Dividend paid to non-controlling interest	(139)	-	(1,742)	(1,524)
Other	(147)	(695)	(226)	(872)
Cash used in financing activities	(29,742)	(35,898)	(63,411)	(15,506)
Decrease in cash and cash equivalents duringthe period	(3,864)	(8,385)	(4,829)	(15,284)
Cash and cash equivalents, beginning of period	32,382	36,737	33,347	43,636
Cash and cash equivalents, end of period	28,518	28,352	28,518	28,352

See accompanying notes

Corus	20

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

1.	BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”].  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, the Content business’s operating results may fluctuate significantly from quarter to quarter.  As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2007 annual consolidated financial statements, except as described below.

Changes in accounting policies

On September 1, 2007, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”, with no restatement of prior periods except for the presentation of the foreign currency translation adjustment.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives and the application of hedge accounting.

The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each period are included in net income for the period.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost as the Company has the ability and intention to hold them to maturity. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

Corus	21

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are classified as available for sale and are presented at their fair value, with gains or losses arising from the revaluation at the end of each period included in other comprehensive income to the extent of hedge effectiveness.

In adopting these recommendations, the Company made the following adjustments to the consolidated balance sheet as at September 1, 2007:

Debits (credits)	As at September 1, 2007
Investments and other assets [a]	8,482
Program and film rights [b]	(4,946)
Deferred charges [c]	(4,100)
Long-term debt [c]	4,205
Other long-term liabilities [b]	2,332
Future tax liability	(560)
Retained earnings [b] [c]	1,594
Accumulated other comprehensive loss [a]	(7,007)

[a]
An increase to investments of $8,768 was booked to record unrealized gains on derivative contracts, and a decrease of $286 was booked to record unrealized losses on available-for-sale investments.  This resulted in a net-of-tax transition adjustment of $7,007 to accumulated other comprehensive loss.

[b]
Decreases to program and film rights and other long-term liabilities were booked to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities.  This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings.

[c]
Decreases to deferred charges and long-term debt were booked to reflect the balances as if the effective interest rate method had always been used to record financing fees associated with long-term debt.  This resulted in a transition adjustment of $105 to retained earnings.

With the adoption of these standards, the consolidated financial statements now include consolidated statements of comprehensive income.  The comparative consolidated financial statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition guidance.

The adoption of these standards did not have a significant impact on net income for the three and nine months ended May 31, 2008.

Corus	22

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

Pending accounting changes

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets,” replacing Section 3062, “Goodwill and Other Intangible Assets,” and Section 3450, “Research and Development Costs”. New Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The Section also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of startup, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company is currently evaluating the effects of adopting these changes.

3.	FILM INVESTMENTS
	As at May 31, 2008	As at August 31, 2007
Projects in development and in process, net of advances	18,197	22,772
Completed projects and distribution rights	35,545	28,874
Investments in third-party-produced film projects	16,721	14,947
	70,463	66,593

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006, the Company recorded restructuring expenses of $11,433 in the Radio and Content segments related primarily to severance and other restructuring activities.  In fiscal 2007, the Company recorded $10,393 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter, and severances in the Montréal Radio cluster in the fourth quarter.  In the first quarter of fiscal 2008, the Company recorded an additional $2,813 in restructuring expenses in the Television segment.  These costs are included in other expense, net.  To date, $23,089 has been paid in respect of these provisions and as at May 31, 2008, $1,550 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2008.

Included in accounts payable and accrued liabilities at May 31, 2008 is $9,734 related to regulatory fees currently being disputed by the broadcasting industry.  No accrual was recorded at August 31, 2007.

5.	LONG-TERM DEBT

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at May 31, 2008, the weighted average interest rate on the outstanding bank loans was 4.4%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans averaged 5.4% for the first three quarters of fiscal 2008.

Corus	23

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at May 31, 2008.

6.	OTHER LONG-TERM LIABILITIES
	As at May 31, 2008	As at August 31, 2007
Public benefits associated with acquisitions	4,519	7,200
Unearned revenue from distribution and licensing offilm rights	2,737	9,403
Program rights payable	37,400	32,079
Stock-based compensation obligations	1,101	4,947
Deferred leasehold inducements	5,905	5,959
Derivative fair value	5,929	-
Other	5,154	5,185
	62,745	64,773

7.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares [“Class A Voting Shares”], as well as an unlimited number of Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Effective on February 1, 2008, the Class A Voting Shares and Class B Non-Voting Shares were split on a two-for-one basis.  Accordingly, the comparative number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one split.

Issued and Outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2007 are summarized as follows:
	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2007	3,445,858	26,684	81,024,594	855,560	882,244
Issuance of shares under Stock Option Plan	-	-	629,170	10,783	10,783
Shares repurchased	-	-	(2,601,800)	(27,571)	(27,571)
Repayment of executive stock purchase loans	-	-	-	230	230
Balance as at May 31, 2008	3,445,858	26,684	79,051,964	839,002	865,686

Corus	24

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The maximum number of shares that can be reserved for issuance under the plan is 8,169,284.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

As a result of the two-for-one stock split, the number of outstanding options was adjusted in accordance with existing plan provisions.  All prior period option numbers as well as weighted average exercise prices and fair values per option have been retroactively adjusted to reflect the two-for-one stock split.

During the second quarter of fiscal 2008, the Company granted 255,800 stock options with a weighted average exercise price of $22.45 per share and a term of seven and a half years.  The weighted average fair value of the stock options granted in fiscal 2008 was $4.32 per option.

As at May 31, 2008, the Company has outstanding stock options for 3,971,582 Class B Non-Voting Shares, of which 3,238,982 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2008, the Company has recorded stock-based compensation expense for the three-month and nine-month periods of $511 and $1,424 (2007 - $744 and $2,259) respectively.  This charge has been credited to contributed surplus.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal 2008
Expected life	Five years
Risk-free interest rate	3.80%
Dividend yield	2.75%
Volatility	22.6%

Performance Share Units

The Company has granted Performance Share Units [“PSUs”] to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange [the “TSX”] at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the three and nine  months ended May 31, 2008 in respect of this plan was $183 and $1,018 (2007 - $1,816 and $3,861).  A reduction in the Company’s share price has led to an adjustment to the assumptions underlying the expense recognition of this plan in the second quarter of fiscal 2008.  The current year’s expense includes a charge of $1,202 (2007 - income of $3,073) generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Corus	25

Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

Long-term Incentive Plan

In fiscal 2006, the Company implemented a long-term incentive plan for senior management based on share appreciation targets.  The Company has recorded stock-based compensation expense for the three and nine months ended May 31, 2008 of $1,726 and $4,732 (2007 - $282 and $847).  This charge has been credited to contributed surplus.

Normal Course Issuer Bid

On February 13, 2008, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its Normal Course Issuer Bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 6,000,000 Class B Non-Voting Shares.

During the first three quarters of fiscal 2008, the Company repurchased and cancelled 2,601,800 Class B Non-Voting Shares at an average price of $22.51 per share, for a total cash consideration of $58,577.  This cash consideration exceeded the carrying value of the shares repurchased by $31,006, which amount was charged to retained earnings.

In June 2008, a further 524,400 Class B Non-Voting Shares were purchased and cancelled at an average price of $19.59 per share.

8.	INTEREST EXPENSE

	Three months ended		Nine months ended
	May 31,		May 31,
	2008	2007	2008	2007
Interest on long-term debt	8,121	8,330	25,136	25,199
Other interest	2,224	784	6,271	1,822
	10,345	9,114	31,407	27,021

Other interest includes imputed interest expense on financial liabilities calculated using the effective interest rate method.

9.	OTHER EXPENSE, NET
	Three months ended		Nine months ended
	May 31,		May 31,
	2008	2007	2008	2007
Interest income	(261)	(148)	(605)	(748)
Foreign exchange losses	38	164	323	47
Losses from equity investments	478	208	887	508
Restructuring charges	(9)	620	2,813	7,384
Asset disposal losses	-	-	597	-
Other	(183)	(170)	(27)	46
	63	674	3,988	7,237

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

10.	INCOME TAX EXPENSE

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for the first three quarters of fiscal 2008 and 2007 is as follows:

	Fiscal 2008		Fiscal 2007
	$	%	$	%
Tax at combined federal and provincial rates	48,715	33.9	49,332	35.4
Reduction in future taxes resulting from statutory rate change	(9,904)	(6.9)	-	-
Recovery of various future tax liabilities	(13,302)	(9.3)	-	-
Other	1,615	1.1	258	0.2
	27,124	18.9	49,590	35.6

11.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment comprises 53 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio.  Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products.  Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Segment profit excludes disputed regulatory fees.  Transactions between reporting segments are recorded at fair value.

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

[a]  Revenues and segment profit

Three months ended May 31, 2008
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	76,964	114,644	16,338	-	(127)	207,819
Direct cost of sales, general and administrative expenses	52,276	65,033	12,640	6,320	(222)	136,047
Segment profit	24,688	49,611	3,698	(6,320)	95	71,772
Depreciation	1,615	2,239	70	1,050	-	4,974
Interest expense	262	1,141	6	8,936	-	10,345
Disputed regulatory fees	5,421	4,313	-	-	-	9,734
Other expense, net	(35)	(28)	968	(842)	-	63
Income before income taxes and non-controlling interest	17,425	41,946	2,654	(15,464)	95	46,656

Three months ended May 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	74,765	109,242	14,606	-	(1,001)	197,612
Direct cost of sales, general and administrative expenses	49,708	63,140	14,554	6,432	(1,033)	132,801
Segment profit	25,057	46,102	52	(6,432)	32	64,811
Depreciation	1,516	2,669	40	1,061	-	5,286
Amortization	-	-	-	300	-	300
Interest expense	302	105	31	8,676	-	9,114
Disputed regulatory fees	830	481	-	-	-	1,311
Other expense, net	570	151	564	(611)	-	674
Income before income taxes and non-controlling interest	21,839	42,696	(583)	(15,858)	32	48,126

Nine months ended May 31, 2008
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	217,967	345,337	39,113	-	(1,035)	601,382
Direct cost of sales, general and administrative expenses	157,522	189,277	34,499	16,759	(1,570)	396,487
Segment profit	60,445	156,060	4,614	(16,759)	535	204,895
Depreciation	4,788	7,489	120	3,856	-	16,253
Interest expense	779	2,827	698	27,103	-	31,407
Disputed regulatory fees	5,421	4,313	-	-	-	9,734
Other expense, net	(163)	3,644	2,005	(1,498)	-	3,988
Income before income taxes and non-controlling interest	49,620	137,787	1,791	(46,220)	535	143,513

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

Nine months ended May 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	209,192	332,051	43,672	-	(3,376)	581,539
Direct cost of sales, general and administrative expenses	149,053	183,656	40,484	17,472	(3,666)	386,999
Segment profit	60,139	148,395	3,188	(17,472)	290	194,540
Depreciation	4,339	8,342	95	3,012	-	15,788
Amortization	-	355	-	900	-	1,255
Interest expense	774	144	297	25,806	-	27,021
Disputed regulatory fees	2,315	1,488	-	-	-	3,803
Other expense, net	1,321	5,529	2,251	(1,864)	-	7,237
Income before income taxes and non-controlling interest	51,390	132,537	545	(45,326)	290	139,436

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

[b]  Segment assets
	As at May 31, 2008	As at August 31, 2007
Radio	737,949	725,410
Television	1,105,103	1,065,585
Content	76,850	80,723
Corporate	52,439	68,519
Eliminations	(1,094)	(3,270)
	1,971,247	1,936,967

Assets are located primarily within Canada.

12.	FINANCIAL INSTRUMENTS

Fair values

The fair values of financial instruments have been determined as follows:

Current assets and liabilities

The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

Investments and other assets

The fair value of publicly traded shares included in this category is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Other long-term liabilities

The fair values of financial instruments in this category approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

Derivative financial instruments

The fair values of derivative financial instruments are determined based on quotations by the counterparties to the agreements.

The estimated fair values of these agreements are as follows:

	May 31, 2008		August 31, 2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Interest rate swap agreements	(5,929)	(5,929)	-	8,767
Total return swap agreements	(170)	(170)	(497)	(497)

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involveuncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

13.	EARNINGS PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended		Nine months ended
	May 31,		May 31,
	2008	2007	2008	2007
Net income for the period [numerator]	37,674	29,587	112,429	85,799

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	83,054	84,737	83,387	84,481
Effect of dilutive securities	1,513	2,006	1,937	2,081
Weighted average number of shares outstanding - diluted	84,567	86,743	85,324	86,562

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

Diluted earnings per share for the quarter and year-to-date excluded 433,122 and 101,851 Class B Non-Voting Shares, respectively, issuable under the Company’s Stock Option Plan because these options were not ‘in-the-money’.

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Nine months ended
	May 31,		May 31,
	2008	2007	2008	2007
Interest paid	9,488	8,877	26,902	25,970
Interest received	261	148	605	748
Income taxes paid	8,882	3,918	36,216	29,994

15.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2008	2007	2008	2007
Direct cost of sales, general and administrative expenses	(58)	(527)	(1,017)	(157)
Other expense, net	38	164	323	47
Total foreign exchange gains	(20)	(363)	(694)	(110)

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows:

	As at May 31, 2008	As at August 31, 2007
Foreign currency translation adjustment	(13,223)	(12,169)
Unrealized loss on available-for-sale investments	(1,121)	-
Unrealized loss on cash flow hedge	(4,210)	-
	(18,554)	(12,169)

17.	BUSINESS COMBINATIONS

In the fourth quarter of fiscal 2007, the Company completed the acquisition of two radio stations.  The total cash consideration paid was approximately $18.0 million.  The Company has not yet finalized the valuation of intangible assets for the purpose of allocating the purchase cost of this acquisition.

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Corus Entertainment Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] May 31, 2008 [in thousands of Canadian dollars except share information]

18.	COMMITMENTS AND CONTINGENCIES

In the third quarter of fiscal 2008, the Company announced that that it had reached an agreement to purchase the analog specialty service Canadian Learning Television (“CLT”) from CTVglobemedia.  The transaction is subject to regulatory approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”).  The acquisition price for CLT is approximately $73,000 (subject to the customary closing adjustments).

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the CRTC were an unlawful tax.  The broadcasting industry is pursuing avenues of appeal, however until such time as an appeal is heard, the regulation is in force.  The accrual recorded in the third quarter of fiscal 2008 includes a balance of $4,911 related to fiscal 2007 and $4,823 related to the first three quarters of fiscal 2008.  The balance of $3,803 recorded at May 31, 2007 was reversed in the fourth quarter of fiscal 2007.

19.	SUBSEQUENT EVENT

On June 6, 2008, the Company announced organizational changes in its Montreal Radio operations.  These changes have resulted in severance expenses of approximately $2,000 recorded to date in the fourth quarter of fiscal 2008.

20.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

In particular, disputed regulatory fees accrued in fiscal 2007 have been reclassified to be excluded from segment profit.

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